# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 105,880,368; sole dispositive power 0; shared dispositive power 105,880,368; aggregate amount beneficially owned 105,880,368 (74.8% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 105,880,368 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 141,465,751 Common Shares outstanding which include (i) 100,086,440 Common Shares outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on December 12, 2024, and (ii) the 41,379,311 Common Shares issued pursuant to that certain Underwriting Agreement, dated December 11, 2025, between the Issuer and the underwriters named therein.
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 105,880,368; sole dispositive power 0; shared dispositive power 105,880,368; aggregate amount beneficially owned 105,880,368 (74.8% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 141,465,751 Common Shares outstanding which include (i) 100,086,440 Common Shares outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on December 12, 2024, and (ii) the 41,379,311 Common Shares issued pursuant to that certain Underwriting Agreement, dated December 11, 2025, between the Issuer and the underwriters named therein.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 105,880,368; sole dispositive power 0; shared dispositive power 105,880,368; aggregate amount beneficially owned 105,880,368 (74.8% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 105,880,368 Common Shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 141,465,751 Common Shares outstanding which include (i) 100,086,440 Common Shares outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on December 12, 2024, and (ii) the 41,379,311 Common Shares issued pursuant to that certain Underwriting Agreement, dated December 11, 2025, between the Issuer and the underwriters named therein.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024, Amendment No. 6 filed on November 18, 2024, Amendment No. 7 filed on February 18, 2025, Amendment No. 8 filed on February 25, 2025, Amendment No. 9 filed on March 17, 2025, Amendment No. 10 filed on March 28, 2025, Amendment No. 11 filed on April 29, 2025, Amendment No. 12 filed on June 6, 2025, Amendment No. 13 filed on July 10, 2025, Amendment No. 14 filed on August 18, 2025, Amendment No. 15 filed on August 28, 2025 and Amendment No. 16 filed on December 16, 2025 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V. and Tether Holdings Limited), an El Salvador entity, Tether International, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 17 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Effective on March 24, 2026, Tether Investments transferred 105,880,368 Common Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Common Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 105,880,368 Common Shares, representing 74.8% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 105,880,368 Common Shares. This percentage is calculated based upon 141,465,751 Common Shares outstanding which include (i) 100,086,440 Common Shares outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on December 12, 2024, and (ii) the 41,379,311 Common Shares issued pursuant to that certain Underwriting Agreement, dated December 11, 2025, between the Issuer and the underwriters named therein.
Transactions in the class effected during the past sixty days: Except for the Transfer of Common Shares, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (03/26/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/26/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/26/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (03/26/2026)